Exhibit 99.1

AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of IMV Inc., a federally incorporated corporation in Canada. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: June 18, 2018	CTI PARTNERS II, L.P.
By its General Partner, CTI General Partner II, Inc.

Per:	/s/ Ken Pastor
Ken Pastor, Chief Financial Officer

Dated: June 18, 2018	CTI LIFE SCIENCES FUND II, L.P.
By its General Partner, CTI Partners II, L.P.
.

Per:	/s/ Ken Pastor
Ken Pastor, General Partner